September 7, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief

Re:	Oppenheimer Holdings Inc. Form 10-K Filed March 2, 2011 File No. 001-12043
Dear Sirs:
Oppenheimer Holdings Inc. (the “Company”) is in receipt of additional comments from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated August 31, 2011 related to a comment letter from the Commission dated August 4, 2011 to which the Company filed responses on August 15, 2011 and August 25, 2011. The Company’s responses follow the numbered points in the most recent (or August 31) comment letter.
Form 10-K for the year ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of Presentation, page 75
1. We have considered your response to our prior comment 1. Please clarify for us how you have calculated the percentage impact of the error correction on your net income for the periods ended March 31, 2011 and December 31, 2010. It appears that the impact would be closer to 41% and 10% for March 31, 2011 and December 31, 2010 respectively. In your response explain to us the nature of the period end passed adjustments, the amount of these adjustments and the impact they had on your analysis.
Response:
The over accrual of Global High Yield (“GHY”) compensation occurred in 2009 and had a reversing effect during the three-month period ended March 31, 2010. Therefore, the analysis relates to the three-month period ended March 31, 2010 and not the three-month period ended March 31, 2011.
The percentage impact of the error correction on the Company’s net income for the three-month period ended March 31, 2010 and twelve-month period ended December 31, 2010 was calculated by tax effecting the GHY Loan out-of-period adjustment of $3.7 million

(which is the pre-tax amount) using the Company’s effective tax rate (“ETR”) during each respective period as follows:

	A	B	C	A*(1-B) / C
				% Impact
			Net Income/	on Net
Period	GHY Loan	ETR	(Loss)	Income
1Q-10	$(3,749,935)	40.96%	$9,168,000	-24.1%
2010	$(3,749,935)	42.66%	$38,331,000	-5.6%
Period end passed adjustments were estimated to be $135,293 for the three-month period ended March 31, 2010 when the Company originally performed its 2009 materiality analysis on March 30, 2010. Actual period end passed adjustments for the three-month period ended March 31, 2010 were $656,914 of which $429,137 related to recording “above-the-line” capital tax accruals for state and local tax jurisdictions where income tax losses triggered capital tax requirements and $227,777 related to under accruals of expenses at the Company’s subsidiary Oppenheimer Trust Company. The impact that these period end passed adjustments had on the error correction during the three-month period ended March 31, 2010 was as follows:

			A	B	C	A*(1-B) / C
% Impact
		Period End			Net Income/	on Net
Period	GHY Loan	Passed Adj.	Total	ETR	(Loss)	Income
1Q-10	$(3,749,935)	$656,914	$(3,093,021)	40.96%	$9,168,000	-19.9%
*****
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further questions or comments, do not hesitate to contact the undersigned.
Yours truly,
Oppenheimer Holdings Inc.
Jeffrey J. Alfano,
Chief Financial Officer

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